Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 25, 2008 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

8/1

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
Facsimile: 2659 8237/38
Symbol: **RELINFRA**

Dear Sirs

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on July 15, 2008, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22/3121/3719
Facsimile: 2272 2037, 39 /2041-2061
Scrip Code: 500390

Dear Sirs

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on July 15, 2008, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target /~~ Reporting Company)	:	Reliance Infrastructure Limited
Date of Reporting	:	July 25 2008
Names of Stock Exchanges where the shares of the Reporting Company are listed	:	Bombay Stock Exchange Limited National Stock Exchange of India Limited
GDR's of the Company are listed on	:	The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
Names	As on March 31 2008		As on March 31 2007		Changes, if any between (A) & (B)	As on Record date for dividend for 2007-08		As on Record date for dividend for 2006-07		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)											
Names	As on March 31 2008		As on March 31 2007		Changes, if any between (A) & (B)		As on Record date for dividend for 2007-08		As on Record date for dividend for 2006-07		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
	A		B		C		D		E		F	
1. AAA Project Ventures Private Limited	Not Applicable		Not Applicable		Not Applicable		83,498,937	36.00	77,498,937	33.91	6,000,000	2.09
2. Shri Anil D. Ambani							139,437	0.06	139,437	0.06	0	0.00
3. Smt. Tina A. Ambani							123,812	0.05	123,812	0.05	0	0.00
4. Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)							125,231	0.05	125,231	0.05	0	0.00
5. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D.							7	0.00	7	0.00	0	0.00
6. Smt Kokila D. Ambani							274,891	0.12	274,891	0.12	0	0.00
7. Reliance Innoventures Private Limited							864,675	0.37	864,675	0.38	0	-0.01
8. Reliance Capital Limited							1,653	0.00	1,653	0.00	0	0.00
9. Hansdhwani Trading Company Private Limited							3	0.00	3	0.00	0	0.00
Total							**85,028,646**	**36.65**	**79,028,646**	**34.58**	**6,000,000**	**2.08**

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: July 25, 2008

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 26, 2008

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Unaudited Financial Results (Provisional) for the quarter ended June 30, 2008**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 26, 2008 on the Unaudited Financial Results(Provisional) for the Quarter ended June 30, 2008.
2.	Media Release dated July 26, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RECEIVED

2008 JUL 31 P 3:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 26, 2008

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Sub: **Unaudited Financial Results (Provisional) for the quarter ended June 30, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended June 30, 2008, which were approved by the Board of Directors at their meeting, held on July 26, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RECEIVED

2008 JUL 31 P 3:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 26, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Sub: **Unaudited Financial Results (Provisional) for the quarter ended June 30, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended June 30, 2008, which were approved by the Board of Directors at their meeting, held on July 26, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rinfra.com

Unaudited Financial Results for Quarter ended June 30, 2008

(Rs.Crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2008	30-06-2007	31-03-2008 (Audited)
1	Net Sales of Electrical Energy (See Note No 5)	1,763.73	1,285.40	4,919.87
2	Income from EPC and Contracts	434.38	338.61	1,393.30
3	Other Income	420.32	359.92	1,188.03
	Total Income	2,618.43	1,983.93	7,501.20
4	Expenditure			
	(a) Cost of Electrical Energy purchased	1,082.26	671.10	2,487.69
	(b) Cost of Fuel	296.79	272.24	1,015.52
	(c) Tax on Electricity	37.04	35.30	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	357.11	291.67	1,193.83
	(e) Employees Cost	124.51	99.63	397.24
	(f) Depreciation (See Note No 3)	61.21	58.13	222.94
	(g) Other Expenses and Provisions	324.63	216.48	591.94
	Total Expenditure	2,283.55	1,644.55	6,040.74
5	Interest and Finance Charges	77.42	69.29	308.76
6	Profit before Tax	257.46	270.09	1,151.70
7	Provision for Taxation :			
	- Current Tax	30.00	30.30	137.15
	- Deferred Tax	2.50	16.88	17.22
	- Fringe Benefit Tax	1.50	1.35	6.00
	- Tax adjustment for earlier years	(29.08)	-	(93.30)
8	Profit after Tax	252.54	221.56	1,084.63
9	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	231.51	228.57	235.62
10	Reserves including Statutory Reserves excluding Revaluation Reserves			10,024.16
11	Earnings Per Share (* not annualised)			
	- Basic (Rs.)	10.81 *	9.69 *	46.85
	- Diluted (Rs.)	10.61 *	9.39 *	45.68
12	Aggregate of Public Shareholding			
	- Number of Shares	140,513,372	149,501,662	151,501,619
	- Percentage of Shareholding	60.70	65.42	64.05

RELIANCE INFRASTRUCTURE LIMITED

Registered Office. Reliance Energy Centre. Santa Cruz (East). Mumbai 400 055

Website www rinfra com

Segment-wise Revenue, Results and Capital Employed

(Rs.Crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2008	30-06-2007	31-03-2008 (Audited)
1	**Segment Revenue (Net Sales / Income)**			
	- Electrical Energy	1,836.84	1,298.58	5,007.56
	- EPC and Contracts	443.93	339.77	1,444.36
	- Others	-	0.02	0.02
	- Unallocated	337.66	345.56	1,049.26
	Total	2,618.43	1,983.93	7,501.20
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income	2,618.43	1,983.93	7,501.20
2	**Segment Results**			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	177.61	88.89	456.24
	- EPC and Contracts	47.40	17.24	132.03
	- Others	(0.01)	(0.06)	(0.98)
	Total	225.00	106.07	587.29
	- Interest and Finance Expense	(77.42)	(69.29)	(308.76)
	- Interest Income	119.07	142.57	515.81
	- Other un-allocable Income net of expenditure	(9.19)	90.74	357.36
	Profit before Tax	257.46	270.09	1,151.70
3	**Capital Employed**			
	- Electrical Energy	3,646.88	3,033.60	3,570.46
	- EPC and Contracts	(840.51)	453.13	597.27
	- Others	0.84	1.73	0.84
	- Unallocated Corporate Assets (net)	8,730.51	4,802.79	7,518.39
	Total	11,537.72	8,291.25	11,686.96

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   a. Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   b. minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter a. above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. Matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, who while admitting the appeal, has restrained TPC from taking any coercive action in respect of matter (a) and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. During the quarter, pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the current quarter is higher by Rs 39.77 crore. The Company has withdrawn its petition with the High Court of Bombay for amalgamating Reliance Power Infrastructure Private Limited.

5. During the current quarter, the Company, based on the tariff order received from the regulator, has accounted regulatory assets representing the revenue gap to be recovered through future tariff determination. Due to the said change in the accounting policy, the sales revenue and Profit after Tax have increased by Rs. 89 Crore and Rs.78.91crore respectively for the current quarter. Fuel adjustment charges recoverable is continued to be accounted as revenue in the period in which corresponding costs are incurred.

6. During the quarter, DS Toll Road Limited, NK Toll Road Limited, TK Toll Road Private Limited, SU Toll Road Private Limited, TD Toll Road Private Limited, CBD Tower Private Limited and Delhi Airport Metro Express Private Limited have become subsidiaries of the Company.

7. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

8. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2008: opening: Nil: additions: 190 disposals 190 closing Nil

9. The above results for the quarter ended June 30, 2008, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

10. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 26, 2008.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 26, 2008

Anil D. Ambani
Chairman

MEDIA RELEASE

NET PROFIT OF Rs 253 CRORE (US$ 59 MILLION) FOR THE QUARTER - AN INCREASE OF 14%

TOTAL INCOME OF Rs 2,618 CRORE (US$ 608 MILLION) FOR THE QUARTER - AN INCREASE OF 32%

EPC ORDERBOOK POSITION AT Rs 21,044 CRORE (US$ 4.9 BILLION) - AN INCREASE OF 320%

BOUGHTBACK 56.6 LAKH SHARES WORTH Rs 630 CRORE (US$ 500 MILLION)

COMPANY HAS CASH & CASH EQUIVALENTS OF Rs 10,182 CRORE (US$ 2.4 BILLION)

Mumbai, July 26, 2008: Reliance Infrastructure Limited today announced its un-audited financial results for the quarter ended June 30, 2008. The performance highlights are:

- **Total Income of Rs 2,618 crore** (US$ 608 million), against Rs 1,984 crore in the corresponding quarter of previous year, **an increase of 32%**
- **Net Profit of Rs 253 crore** (US$ 59 million), against Rs 222 crore in the corresponding quarter of previous year, **an increase of 14%**
- **Cash Profit of Rs 316 crore** (US$ 73 million), against Rs 297 crore in the corresponding quarter of previous year, **an increase of 7%**
- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 53.7** (US$ 1.25), against Rs 53 in the corresponding quarter of previous year.
- **Annualised Earnings Per Share (EPS) of Rs 43.2** (US$ 1), against Rs 38.8 in the corresponding quarter of previous year, **an increase of 11%**

Infusion of Funds

The shareholders of the company **approved a buy-back of the equity shares for an aggregate amount of up to Rs 2,000 crore**. As on July 25, 2008, company has bought-back 56,60,000 equity shares aggregating Rs 630 crore (US$ 146 million).

The Company has **Rs 10,182 crore (US$ 2.4 billion) of cash & cash equivalent as on June 30, 2008.** The Company remains debt free at the net level.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 2,539 million units** during the quarter ended June 30, 2008, against 2,489 million units in the corresponding quarter of previous year, **an increase of 2%.**

The Company's aggregate revenues from energy sales during the quarter ended June 30, 2008 was Rs 1,764 crore (US$ 410 million) against Rs 1,285 crore in the corresponding quarter of previous year, **an increase of 37%.**

During the quarter, the customer base in Mumbai Supply area increased by over 0.02 million to 2.65 million customers.

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 103.2%**, against the PLF of 104.5% achieved during the corresponding quarter of previous year. The Station generated 1,126 million units during the quarter ended June 30, 2008.

(ii) Samalkot Power Station, Andhra Pradesh

During the quarter ended June 30, 2008, the Samalkot Power Station achieved a **Plant Load Factor (PLF) of 47.3%**, against the PLF of 56.7% achieved during the corresponding period of previous year. The station generated 262 million units against 320 million units in the corresponding quarter of previous year.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 88.2 %**, against the PLF of 96 % achieved during the previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 29.7%**, against the PLF of 27.5% achieved during the corresponding quarter of previous year.

Power Purchased

During the period under review, **the company purchased 1,449 million units of electrical energy** from external sources, which is higher by 8% compared to the off-take in the corresponding quarter of previous year.

The **cost of energy purchased increased by 61%** to Rs 1,081 crore (US$ 251 million) during the period under review, owing to increase in units purchased as well as increase in per unit fuel cost.

Financial Review

The **total sales of electrical energy during the quarter ended June 30, 2008 were Rs 1,764 crore (US$ 410 million)**, against Rs 1,285 crore in the corresponding quarter of previous year, **an increase of 37%.**

The **turnover of the EPC Division for the quarter ended June 30, 2008 was Rs 434 crore (US$ 101 million)** against Rs 339 crore in the corresponding previous period. The division had a record **order book position of about Rs 21,044 crore (US$ 4.9 billion) as on June 30, 2008,** as against Rs 5,035 crore in the corresponding quarter of previous year, **an increase of 320%.**

Other Income for the quarter under review was Rs 420 crore (US$ 98 million) as against Rs 360 crore in the corresponding quarter of previous year.

During the quarter under review, **the total income of the company was Rs 2,618 crore (US$ 608 million)**, against Rs 1,984 crore in the corresponding quarter of previous year, **an increase of 32%.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) was Rs 396 crore (US$ 92 million)** during the quarter, against Rs 398 crore in the corresponding quarter of previous year.

Depreciation was at Rs 61 crore (US$ 14 million) as against Rs 58 crore for the corresponding quarter of previous year.

The **corporate tax liability, including the deferred taxes, for the quarter ended June 30, 2008 was Rs 5 crore (US$ 1 million)**, as against Rs 49 crore in the corresponding quarter of previous year.

Net Profit for the quarter ended June 30, 2008 recorded an increase of 14% to Rs 253 crore (US$ 59 million) from Rs 222 crore in the corresponding quarter of previous year.

During the period under review, the annualised cash earnings per share (CEPS) was Rs 53.7.

Annualised Earnings Per Share (EPS) for the quarter ended June 30, 2008 was Rs 43.2, **an increase of 11%.**

EPC Business

The division had a record **order book position of about Rs 21,044 crore (US$ 4.9 billion) as on June 30, 2008,** as against Rs 5,035 crore in the corresponding quarter of previous year, **an increase of 320%.**

Currently working on 6 projects and implementing over 3,500 MW of power projects as:

- 2X300 MW of power project in Yamuna Nagar, Haryana
- Electrification of 6,715 villages under Uttar Pradesh rural electrification scheme
- 2X600 MW of power project in Hisar, Haryana
- 2X250 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 2X600 MW Purulia project, Damodar Valley Corp.
- Western Region System Strengthening (WRSS) transmission project
- Reliance Power has awarded EPC order of Sasan UMPP

Infrastructure Business

The Company is implementing the following infrastructure projects:

ROADS

Developing 5 road projects in Tamil Nadu - These projects make Reliance Infrastructure, as the largest concessionaire of road projects for NHAI on BOT basis.

Some of the **major mile stones achieved in Road projects** are:

- NK & DS Toll projects have already achieved more than 60% physical completion and would complete by Q3 FY09
- For the remaining 3 projects engineering designs has been completed up to 40%
- Civil construction contractors mobilized and construction has commenced in all other 3 projects.

METRO

Developing 2 metro rail projects in Mumbai and Delhi. The company is implementing both the MRTS Projects awarded in India under Competitive bidding till date, by separate SPV's named "Mumbai Metro One Private Limited" (MMOPL) and "Delhi Airport Metro Express Link Private Limited" (DAMEPL).

Some of the **major mile stones achieved in Mumbai Metro** are:

- Rolling Stock contract has been awarded
- Working Pile foundation works for the Viaduct is in progress
- Utility Shifting and Foundation Works are underway at multiple locations viz. Ghatkopar, Sakinaka and Chakala
- Ground preparation activities completed and foundation work is under progress for Casting Yard

Some of the **major mile stones achieved in Airport Express Delhi Metro** are:

- Preliminary design and engineering has been completed and detailed designing has been commenced
- Issued tender documents for the major systems like signalling and train control system, power supply & traction system, baggage handling system, platform screen doors and lifts and escalators packages

BACKGROUND

Reliance Infrastructure Limited

Reliance Infrastructure, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector Infrastructure & Utility Company.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 2,22,000 crore, net worth in excess of Rs 58,000 crore, cash flows of Rs 12,000 crore, net profit of Rs 8,000 crore and zero net debt.

The Company is ranked amongst India's top 25 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

END